03007525

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SPL WorldGroup B.V.

*CURRENT ADDRESS: Teleportboulevard 140
1043 EJ
Amsterdam, The Netherlands

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FILE NO. 82- 34708 FISCAL YEAR 6/30/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 3/14/03

SPL WORLDGROUP B.V.
AMSTERDAM, THE NETHERLANDS

Annual Report 2000

CONTENTS

Managing Directors' Report

Financial Statements

Other Information

The page number of the last page is 37

MANAGING DIRECTORS' REPORT

MANAGING DIRECTORS' REPORT

Managing Director's Report

We have completed an exciting year at SPL, one in which we have seen substantial change in both organization and legal structure of the Company.
We have experienced revenue growth of 13% while continuing our unwavering commitment in maintaining our 100% success rate with customer information system implementations. We have expanded our global presence as we have increased our market position.

The Year in Review

First, on the personal side, I wish to say that I am thrilled to have joined SPL WorldGroup as CEO on August 1st. I have also now joined the board of the Company following the special shareholders meeting held on September 27th. I feel fortunate to be part of the Company at this time as it continues its drive to offer the utility industry the premier customer information system on the market, which is CIS ***PL***US®. At July 1, 1999, the beginning of our past fiscal year, we operated the Company in three lines of business: Industry Solutions; Consulting; and Enterprise Support. As the year unfolded, events occurred to enable the Company to spotlight its utility practice. In December 1999, we sold the US and Australian Enterprise Support Division to Software AG, giving the Company working capital and allowing the Enterprise Support division to align its destiny with its historic business partner.

Following the sale, the Company's Industry Solutions and Consulting lines of business continued to operate independently. The Industry Solutions Division established a true presence in Europe with the beginning of our CIS ***PL***US® project for Electricité de France, which is France's largest utility company, and subsequently with NPower, a UK-based utility.. At the same time, we formalized our commitment to Europe by establishing a separate Industry Solutions office in London, headed by a senior sales executive, and will follow this year with a technical center in Paris, supporting our growing presence in France.

Most dramatically, however, in the Spring we began planning for the spin off of the Company's separate lines of business so that once completed the Company would be split into three separate companies to be able to better control their own businesses. This culminated in the "demerger" of the Company effective on July 1, 2000 following shareholder approval. As a result of the demerger, the Industry Solutions business with its focus on utilities remains the business of our company, SPL WorldGroup. The Consulting line of business is now the business of WorldGroup Consulting B.V. and the Company's Israeli Consulting and Enterprise Support operations are now the business of SPL Holdings B.V.

As a result of the demerger, the shareholders of the Company on June 30, 2000 automatically became shareholders of the other demerger companies with the same ownership interest as they had in the Company. For example, if a person owned 500 shares of the Company on June 30, 2000, the person automatically obtained 500 shares in each of the two demerger companies.

Our Focus as a Product Company

We are very pleased to announce that we have hired a seasoned Vice President, Product Development, Madeline Selig, who joins us with over 20-years experience in a variety of management and technical roles developing sophisticated software products. She takes over from Geoff Holloway, the president of our SSA division, who has stepped in over the past six months to lead our development effort to rearchitecture CIS ***PL***US®. Under Geoff's guidance, we are in the early stages of rolling out a completely new generation of CIS ***PL***US® that is fully "web-enabled" and includes the latest design and functionality improvements we have developed to date.

Management News

On the management front, my background has been in the energy/utility business for the past 24 years. Most recently I was the Senior Vice President and Director of the META Group, Inc., a global consulting company, and founder of its energy division. Before joining META, I cut my teeth in the utility business as an executive at Portland General Electric, Oregon's largest utility, from 1977 until 1991. As an industry expert, I had the pleasure of working with SPL WorldGroup for more than three years, providing advice and counsel regarding the transformation occurring in the energy industry and its implications for product suppliers to the new breed of energy companies. I developed a healthy respect for SPL's product and market position during these years that made my decision to join SPL an easy one.

Also joining SPL as its Vice President, Business Development is Guerry Waters, formerly a Vice President with META Group's Energy practice. Guerry has over 25 years experience in the electric energy business, having served as Chief Technical Officer for Southern Companies, one of the largest multi-national energy companies based in the United States. Guerry is widely known as one of the top 10 experts in customer relationship management technologies and solutions for the rapidly changing energy industry.

Investor Relations

We also would like to formalize a communication channel to be able to address specific questions you may have. Please forward your questions to investor_relations@splwg.com. We will answer you promptly.

Personal Regards,

CD Hobbs
President and CEO

Amsterdam, February 3, 2003

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
June 30, 2000

A s s e t s

	June 30, 2000		June 30, 1999	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Property and equipment (net)	5,704		5,698	
Other assets	123		241	
Long-term assets of discontinued operations	–		1,961	
Total fixed assets		5,827		7,900
Current assets				
Trade debtors	18,877		18,538	
Stockholders' notes receivable	2,408		470	
Deferred income taxes	3,694		1,325	
Other current assets	2,136		1,068	
Cash and cash equivalents	44,574		17,237	
Current assets of discontinued operations	–		30,788	
Total current assets		71,689		69,426
Total assets		77,516		77,326

See accompanying notes.

Group equity and liabilities

	June 30, 2000		June 30, 1999	
	USD'000	USD'000	USD'000	USD'000
Group equity				
Stockholders' equity	36,598		23,264	
Total group equity		36,598		23,264
Reserves for liabilities and charges				
Deferred taxes	256		1,268	
Total reserves for liabilities and charges		256		1,268
Long-term liabilities				
Long-term debt, net of current portion	124		422	
Borrowings under bank line of credit	–		4,389	
Long-term liabilities of discontinued operation	–		396	
Total long-term liabilities		124		5,207
Current liabilities				
Trade creditors	1,896		1,407	
Accrued compensation and related expenses	11,575		6,993	
Other accrued liabilities	9,977		4,306	
Income taxes payable	9,648		3,973	
Deferred revenues	7,180		6,458	
Current portion of long-term debt	262		334	
Current liabilities of discontinued operations	–		24,116	
Total current liabilities		40,538		47,587
Total group equity and liabilities		77,516		77,326

CONSOLIDATED STATEMENT OF INCOME
Year ended June 30, 2000

	June 30, 2000		June 30, 1999	
	USD'000	USD'000	USD'000	USD'000
Net turnover				
Services revenues	55,971		42,835	
License fees	9,969		15,271	
		65,940		58,106
Cost of services	27,220		25,454	
Cost of license fees	851		1,897	
		28,071		27,351
Gross profit		37,869		30,755
Selling expenses	9,017		6,200	
Product development expenses	7,376		4,900	
General and administrative expenses	30,312		25,086	
Total expenses		46,705		36,186
Financial income, net		2,004		774
Loss on ordinary activities before income taxes		(6,832)		(4,657)
Current income tax on ordinary activities	(2,794)		(2,712)	
		(2,794)		(2,712)
Net loss after ordinary taxation		(9,626)		(7,369)
Gain on disposal of discontinued operations, net of income taxes		31,356		–
Income from discontinued operations, net of income tax		7,016		10,079
Net profit before preferred stock dividends		28,746		2,710
Preferred stock dividends		586		542
Net profit		28,160		2,168

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended June 30, 2000

	2000	1999
	USD'000	USD'000
Cash flows from operating activities		
Net profit before preferred stock dividends	28,746	2,710
Adjustments to reconcile net profit to net cash provided by operating activities:		
• Depreciation and amortization	2,969	1,845
• Deferred income taxes	(431)	889
• Forgiveness of stockholders' notes receivable	36	138
• Gain on disposal of discontinued operations, net of income tax	(31,356)	–
• Income from discontinued operations	(7,016)	(10,079)
• Non cash changes related to issuance of puts and warrants	108	–
• Change in working capital:		
– Trade debtors	875	(2,533)
– Other current assets	(950)	1,149
– Trade creditors and accrued compensation and related expenses	5,071	(437)
– Income taxes payable and receivable, net	5,675	(1,623)
– Deferred revenues	722	2,350
– Other liabilities	5,269	(3,489)
Net cash provided by (used in) operating activities	9,718	(9,080)
Net cash provided by (used in) operating activities for discontinued operations	(16,579)	14,455
Cash flows provided by/(used in) investing activities		
Purchases of tangible fixed assets	(2,975)	(3,550)
Proceeds from sale of discontinued operations	43,188	–
Net cash provided by/(used in) investing activities	40,213	(3,550)
Net cash used in investing activities for discontinued operations	(978)	(1,039)
Cash flows (used in)/provided financing activities		
Proceeds from issuance of common stock	508	101
Tax benefit from stock options exercised	–	–
Loans to stockholder	(778)	–
Borrowings/(repayments) under bank line of credit, net	(4,389)	3,889
Borrowings of long-term debt	–	1,410
Repayments of long-term debt	(378)	(2,569)
Net cash (used in)/provided by financing activities (carry forward)	(5,037)	2,831

	2000	1999
	USD'000	USD'000
Net cash (used in)/provided by financing activities (brought forward)	(5,037)	2,831
Net increase in cash and cash equivalents	27,337	3,617
Cash and cash equivalents at beginning of year	17,237	13,620
Cash and cash equivalents at end of year	44,574	17,237
Supplemental disclosure		
Cash paid for income taxes, net of refunds	14,765	6,908
Cash paid for interest	215	347
Supplemental disclosure of non cash investing and financing activities		
Preferred stock dividends	586	542
Issuance of common stock for stockholder notes receivable, net of repurchase	–	354
Repurchase of common stock to satisfy receivable	–	210

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Year ended June 30, 2000

	Preferred stock	Common stock	Translation reserve	Share premium
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 1997	11	54	7	9,161
Issuance of preferred stock, net of issuance costs of USD 115,000	3	–	–	5,858
Issuance of common stock upon exercise of stock options	–	1	–	176
Dividends on preferred stock	–	–		–
Net profit	–	–	–	–
Foreign currency translation adjustments	–	–	–	–
Balance at June 30, 1998	14	55	7	15,195
Issuance of common stock upon exercise of stock options	–	2	–	453
Stock split	94	604	–	(698)
Repurchase of common stock to satisfy receivable	–	(2)	–	(208)
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Foreign currency translation adjustments	–	(51)	51	–
Balance at June 30, 1999	108	608	58	14,742
Issuance of common stock upon exercise of stock options	–	63	–	1,641
Issuance of warrants	–	–	–	–
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Spin-off divisions to stockholders	–	–	–	(4,915)
Repurchase spun off shares	–	–	–	–
Foreign currency translation adjustments	(19)	(50)	69	–
Adjustment Series A	–	–	–	523
Balance at June 30, 2000	89	621	127	11,991

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Year ended June 30, 2000

	Issued Warrants	Retained earnings	Cumulative translation adjustment	Total share-holders' equity
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 1997	–	7,651	(2,022)	14,862
Issuance of preferred stock, net of issuance costs of USD 115,000	–	–	–	5,861
Issuance of common stock upon exercise of stock options	–	–	–	177
Dividends on preferred stock	–	(504)	–	(504)
Net profit	–	1,778	–	1,778
Foreign currency translation adjustments	–	–	(911)	(911)
Balance at June 30, 1998		8,925	(2,933)	21,263
Issuance of common stock upon exercise of stock options	–	–	–	455
Stock split	–	–	–	–
Repurchase of common stock to satisfy receivable	–	–	–	(210)
Dividends on preferred stock	–	(542)	–	(542)
Net profit	–	2,710	–	2,710
Foreign currency translation adjustments	–	–	(412)	(412)
Balance at June 30, 1999	–	11,093	(3,345)	23,264
Issuance of common stock upon exercise of stock options	–	–	–	1,704
Issuance of warrants	108		–	108
Dividends on preferred stock	–	(586)	–	(586)
Net profit	–	28,746	–	28,746
Spin-off divisions to stockholders	–	(11,741)	–	(16,656)
Repurchase spun off shares	–	(1,196)	–	(1,196)
Foreign currency translation adjustments		–	1,214	1,214
Adjustment Series A	–	(523)	–	–
Balance at June 30, 2000	108	25,793	(2,131)	36,598

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000

General

SPL WorldGroup B.V. (collectively 'SPL' or the 'Company') develops, markets, supports and implements its proprietary software products internationally for the energy industry. SPL, a Netherlands company, was incorporated on March 28, 1994.

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of SPL, which were originally prepared in accordance with generally-accepted accounting principles in the United States of America, include the accounts of SPL and its wholly owned subsidiaries. A number of reclassifications and adjustments have been made to certain financial figures to comply with Netherlands legal requirements for the Company. These primarily comprise the presentation of the redeemable convertible preferred stock, Series A, as share capital rather than debt, stockholder loans as current assets rather than a deduction from Stockholders' equity and a put option granted as accrued liabilities rather than equity and certain related tax benefits as deferred tax rather than equity. This did not result in any change to the income for the year as disclosed in the original consolidated financial statements. In addition, certain additional disclosures have been made for Dutch reporting purposes. All significant intercompany balances have been eliminated in consolidation.
On December 3, 1999, the Company sold its Enterprise Support division in the United States and Australia. On July 1, 2000, the Company effected a 'demerger' transaction under Dutch law pursuant to which the Company's consulting division was transferred to a newly formed Dutch company, WorldGroup Consulting B.V. ('Consulting') and the Company's remaining enterprise support division was transferred to a newly formed Dutch Company, SPL Holdings B.V ('Enterprise Support'). All of the capital stock of these two companies was then distributed in the form of a tax-free spin-off (the 'Spin-off') to all existing stockholders of the Company. The consolidated financial statements are presented as if the Spin-off had taken place on June 30, 2000. The accompanying consolidated balance sheet at June 30, 2000 excludes the assets and liabilities of the Consulting and Enterprise Support divisions. The consolidated balance sheet as of June 30, 1999 has been reclassified to segregate the assets and liabilities of the discontinued operations. Operating results and cash flows from discontinued operations have also been reclassified for all years presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

All amounts included in the accompanying consolidated financial statements are stated in United States dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign currency translation adjustments are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income. The accompanying consolidated statement of income include net foreign currency transaction gains (losses) of approximately USD 1,089,000 and USD 524,000 for the years ended June 30, 2000 and 1999 respectively.

Intangible fixed assets

Capitalized purchased software is amortized by the straight-line method over a period of three years.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

Financial fixed assets

Other investments comprising interests of less than 20% are stated at cost, less provision for any permanent diminution in value.

Trade debtors

Trade debtors are stated net of a provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at date of purchase, are stated at cost, which approximates fair value.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable is mitigated by the number of geographic areas in which the Company conducts business. Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the consolidated financial statements. One customer accounted for 20% of revenue for the year ended June 30, 2000. Two customers accounted for approximately 14% each of revenues for the year ended June 30, 1999.

Two customers accounted for approximately 17% and 15% of accounts receivable for the year ended June 30, 2000. Two customers accounted for approximately 16% and 10% of accounts receivable as of June 30, 1999.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Pensions

The Company and its subsidiaries have insured contributory pension plans covering substantially all employees.

Other assets and liabilities

All other assets and liabilities are stated at the amounts at which they were acquired or incurred.

Income and expense

Turnover is stated net of discounts and value-added taxes and is accounted for in the year in which the goods or services are delivered. Other income, costs and expenses are allocated to the year to which they relate. Dividends are recorded on an accruals basis.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25') and related interpretations rather than adopting the alternative fair value accounting provided for under SFAS No. 123, 'Accounting for Stock-Based Compensation'. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ('SFAS') No. 86, 'Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed', under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the years ended June 30, 2000 and 1999, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to product development expense in the accompanying consolidated statement of income.

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, 'Reporting Comprehensive Income'. For all years presented, comprehensive income, as reported in the consolidated statement of stockholders' equity, includes net income and foreign currency translation gains and losses.

Revenue recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. Revenue for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the consolidated financial statements. Losses on contracts, if any, are provided for in full in the period when determined.

Fees from software licenses are recognized in accordance with Statement of Position ('SOP') 97-2 of the American Institute of Certified Public Accountants, 'Software Revenue Recognition', as modified by SOP 98-4 and SOP 98-9. When license fees are dependent upon services being performed, license revenue is recognized using the percentage-of-completion method and determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, generally one year. These contracts typically call for the Company to provide support, software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and included as license fees in the accompanying consolidated statement of income.

Accounts receivable includes revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed at June 30, 2000 and 1999, amounted to USD 2,921,000 and USD 1,310,000, respectively. Accounts receivable also includes retention amounts due to the Company upon completion of the related contract. Retention receivables amounted to USD 1,290,000 and USD 1,924,000 at June 30, 2000 and 1999, respectively.

Deferred revenues

Deferred revenues relate primarily to license fees paid in advance of project completion, and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Impact of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities'. SFAS in the United States of America No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. The Company is not presently involved with derivative instruments or hedging activities, and, therefore, does not expect that adoption of this Statement will have a material impact on the consolidated financial statements of the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. The consolidated balance sheet at June 30, 2000 reflects a reclassification in the amount of USD 523,000 from amounts previously reported as stockholders' equity (retained earnings) to share premium for accretion of offering costs not previously recorded.

Discontinued Operations

Sale of Enterprise Support

On December 3, 1999, SPL completed the sale of its Enterprise Support division in the United States and Australia to Software AG, a German corporation ('SAG'), pursuant to the terms of an Asset Purchase Agreement between the Company and SAG dated November 10, 1999. The Company received cash proceeds of USD 43,188,000, and realized a gain on disposal of USD 31,356,000, net of income taxes of USD 10,723,000.

Spin-off of Divisions

Effective July 1, 2000, the Company and its stockholders approved a transfer of the Company's Consulting division to WorldGroup Consulting B.V. and of the Company's remaining Enterprise Support division to SPL Holdings B.V. (the 'Discontinued Operations'), and the distribution of the capital stock of these two companies, (the 'Spin-off') in the form of a tax-free distribution to the Company's existing stockholders, on a pro rata basis such that the stockholders of Consulting and Enterprise Support were the same as the stockholders of the Company immediately prior to the distribution. Revenues of Consulting and Enterprise Support were USD 55,352,000 for the year ended June 30, 2000. The results of operations of the discontinued businesses have been presented as income from discontinued operations. The income taxes on operating results of the discontinued operations were USD 2,434,000 and USD 3,873,000, for the years ended June 30, 2000 and 1999, respectively.

None of SPL's common general and administrative costs were allocated to the discontinued operations, but rather are included in full in continuing operations.

The components of assets and liabilities distributed in the Spin-off are summarized below. The components of assets and liabilities related to the discontinued operations at June 30, 1999 are also summarized below and have been reflected in the June 30, 1999 consolidated balance sheet.

	Net assets distributed in spin-off at June 30, 2000	Net assets distributed in spin-off at June 30, 1999
	USD'000	USD'000
Assets		
Cash and cash equivalents	16,509	10,541
Accounts receivable	12,305	18,840
Prepaid expense and other assets	1,628	1,407
Property and equipment	1,667	1,961
Liabilities		
Accounts payable and accrued liabilities	11,521	16,689
Deferred revenue and other	3,360	7,427
Dividend payable Preferred Stock Series A	572	396
Net assets	16,656	8,237

Intangible fixed assets

Intangible fixed assets comprise capitalized purchased software.

	2000	1999
	USD'000	USD'000
Cost		
Opening and closing balance	–	1,856
Accumulated amortization		
Opening balance	–	1,608
Charge for the year	–	248
Closing balance	–	1,856
Net book value at June 30, 2000	–	
Net book value at June 30, 1999		–

Tangible fixed assets

	Computer equip-ment	Office furniture and equipment	Leasehold improve-ments	Auto-mobiles	**Total**
	USD'000	USD'000	USD'000	USD'000	USD'000
Cost					
Opening balance	7,602	2,521	1,094	1,403	12,620
Additions/transfers	1,792	594	258	331	2,975
Disposals	(3,001)	(14)	(150)	(461)	(3,626)
Closing balance	6,393	3,101	1,202	1,273	11,969
Accumulated depreciation					
Opening balance	4,170	1,383	600	769	6,922
Charge for the year	2,178	254	179	358	2,969
Disposals	(3,001)	(14)	(150)	(461)	(3,626)
Closing balance	3,347	1,623	629	666	6,265
Net book value at June 30, 2000	3,046	1,478	573	607	5,704
Net book value at June 30, 1999	3,432	1,138	494	633	5,697

Stockholders' notes receivable

Notes receivable from stockholders of the Company arising from the issuance of 110,200 shares of common stock to employees were recorded as a reduction of stockholders' equity in the consolidated balance sheet, prepared in accordance with US GAAP but are shown as receivables for Dutch reporting purposes. The full recourse notes bear interest at 7%. Certain of the notes are subject to forgiveness if the respective employees remain employed through June 30, 2000. Stockholder notes receivable totaling approximately USD 36,000 and USD 138,000 were forgiven in the years ended June 30, 2000 and 1999, respectively. The forgiveness of the notes was recorded as general and administrative expenses in the accompanying consolidated statement of income.

Stockholders' equity

See notes to Company financial statements.

Reserves for liabilities and charges

	2000	1999
	USD'000	USD'000
Deferred taxes	256	1,258
Other liabilities	–	–
	256	1,268

Reserves are substantially long-term in nature.

Long-term liabilities

Long-term debt as of June 30, 2000 and 1999 consists of promissory notes with interest rates between 7.5% and 12.4% and with maturity dates between September 2000 and October 2001.

Borrowings under bank line of credit

The Company has a credit facility which provides for borrowings of up to 85% of eligible accounts receivable up to a maximum total borrowing of USD 10,000,000. The interest rate is set separately for each borrowing under the credit facility and may vary from the prime rate plus 0.10% to the prime rate plus 2.125%, or the LIBOR rate plus 2.0% to the LIBOR rate plus 3.125%, depending upon the amount of borrowings outstanding under the credit facility and the type of interest rate selected. The weighted-average interest rates on borrowings outstanding for the years ended June 30, 2000 and 1999 were 7.57% and 7.39%, respectively. As of June 30, 2000, there were no outstanding borrowings under the credit facility.

The credit facility is secured by accounts receivable and all other assets of the Company's subsidiaries in the United States and is subject to certain financial and nonfinancial covenants. The credit facility has a maturity date of August 2001.

Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. These plans provide for post-retirement benefits for all eligible employees. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. No discretionary contributions were made during the years ended June 30, 2000 or 1999. Mandatory Company contributions for the year ended June 30, 2000 and 1999 were approximately USD 1,048,000 and USD 1,445,000, respectively.

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options and nonqualified stock options (hereinafter collectively referred to as 'options'). The plans provide for the purchase of up to 9,796,716 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to qualified employees, directors and under certain plans, consultants at prices determined by the administrator of the plan on the date of grant. The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans, which permit the granting of options with an exercise price as determined by the Board of Directors, which may be below fair market value of the underlying shares.

Vesting periods are determined by the Board of Directors, and are generally three to four years from the date of grant. Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 option plans (ten years from the grant date under the 1998 plan), or five years from the time of grant for incentive stock options granted to a ten percent stockholder or three months from the date of the optionee's termination of association with the Company.

Information relating to the outstanding stock options are as follows:

		Options outstanding	
	Options available for grant	Number of shares	Weighted average exercise price
	USD		USD
Outstanding at June 30, 1998	2,513,868	3,925,532	2.11
Granted	(893,786)	893,786	3.83
Exercised	–	(219,877)	1.46
Canceled	223,919	(223,919)	2.42
Outstanding at June 30, 1999	1,844,001	4,375,522	2.47
Authorized	4,293,802	–	–.–
Granted	(3,441,122)	3,441,122	3.99
Exercised	–	(716,609)	1.64
Repurchased	1,676	(1,676)	1.36
Canceled	1,896,559	(1,896,559)	3.52
Outstanding at June 30, 2000	4,594,916	5,201,800	3.13

Stock options granted during the year ended June 30, 2000 include options for 907,362 shares granted to continuing employees and directors of the Company to offset options forfeited in the Spin-off. Stock options canceled include 626,622 unvested stock options held by employees and directors of the Discontinued Operations which were forfeited on the effective date of the Spin-off. All stock option exercise prices have been adjusted to reflect the decline in the value of the Company after the Spin-off.

The following table summarizes information with respect to stock options outstanding at June 30, 2000:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of shares	Weighted-average exercise price
USD			USD		USD
0.87 – 2.69	1,944,570	5.78	1.93	1,582,245	1.78
3.22 – 3.84	526,364	7.76	3.22	271,834	3.23
3.85 – 4.20	2,730,866	9.12	3.97	323,208	3.87
	5,201,800	7.73	3.13	2,177,287	2.27

Pro Forma Disclosures of the Effect of Stock-Based Compensation

The weighted-average fair value at the grant date of options granted during the years ended June 30, 2000, 1999, and 1998 was USD 1.21, USD 1.70, and USD 1.25, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions: risk free interest rate of 6.0%, no dividend yield, no volatility factor of the expected market price of the Company's common stock and an expected option life of 6 years.

If the Company had recognized compensation cost based on the fair value of the options as prescribed by SFAS No. 123, pro forma net consolidated income attributable to common stockholders would be as follows:

	Year ended June 30,		
	2000	1999	1998
	USD'000	USD'000	USD'000
Pro forma net consolidated income attributable to common stockholders	27,200	1,397	741

Commitments

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2005. These leases require the Company to pay operating costs, including property taxes, insurance and maintenance and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under non-cancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending June 30,	USD'000
2001	2,142
2002	2,001
2003	1,887
2004	1,597
2005	1,238
Total	8,865

Rent expense amounted to approximately USD 3,022,000 and USD 2,660,000, for the years ended June 30, 2000 and 1999 respectively.

The Company is party to various legal disputes and proceedings arising from the ordinary course of general business activities. Depending on the amount and timing of the resolution of these matters, an unfavorable resolution could materially affect the financial position, results of operations and cash flows of the Company.

Related party transactions

Related-Party Licensing Agreement

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ('PeopleSoft'), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ('CIS ***PL***US®'). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CIS ***PL***US®. A minimum royalty of USD 8 million is due over the five-year period ending June 30, 2003. In each period, the Company will recognize the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized license fees of USD 1.9 million and USD 1.0 million in the years ended June 30, 2000 and 1999, respectively. The Company also recognized an additional USD 500,000 in the year ended June 30, 1999 relating to development fees associated with the sale of PeopleTools CIS ***PL***US® to PeopleSoft, which is included in services revenue.

Business acquisition and disposition

In March 1995, the Company acquired the Treasury Software division of Systems Programming Limited, South Africa, a company that was a related party prior to March 1995. This acquisition was accounted for as a purchase. The purchase price was USD 520,000 of which USD 475,000 was allocated to capitalized software costs, which were amortized over a three-year period, and the remainder was allocated to furniture, fixtures and equipment. Results of operations of this business, which have not been material to those of the Company, are included in the consolidated income statements for periods subsequent to the acquisition date.

On December 31, 1997, the Company sold this business (consisting of the Company's South African subsidiary and certain intellectual property held by the Company's Swiss subsidiary) to the subsidiary's management for USD 1,146,000, subject to certain purchase price adjustments for activity subsequent to the date of sale. The terms of the sale required installment payments of the adjusted sale price to be paid to the Company through June 1, 2001, with a discount for early payment.

As of June 30, 1998, a receivable from the purchaser in the amount of USD 1,281,000 was included in other current assets. In August 1998, the purchaser prepaid USD 1,106,000 of that amount, and received a discount of USD 83,000 for early payment. Sale of the business resulted in a USD 678,000 gain (net of the prepayment discount), which is included in other financial income in the accompanying statement of income for the year ended June 30, 1998. The remaining receivable due to the Company was settled through the repurchase of the purchaser's investment in the Company and payment (on behalf of the purchaser) of taxes and associated with the sale of stock. The stock was repurchased effective June 30, 2000.

Net turnover

The geographical composition of net turnover was:

	2000	1999
	USD'000	USD'000
Non-EU countries	64,241	56,503
EU countries	1,699	1,603
	65,940	58,106

There was no net turnover in the Netherlands during 2000 and 1999.

Financial income

	2000	1999
	USD'000	USD'000
Interest income	2,345	1,035
Interest expense	(280)	(410)
Other	(61)	149
	2,004	774

Income taxes

The charge for income taxes includes Dutch and foreign income taxes.
The provision for income taxes differs from the amount computed by applying the statutory Dutch rate to pretax income as follows:

	Year ended June 30,	
	2000	1999
	%	%
Dutch statutory rate	35.0	35.0
Unbenefited net operating losses	(64.7)	(47.3)
Foreign taxes in excess of Dutch statutory rates	4.7	37.8
Other	6.5	8.1
Effective income tax rate	40.9	58.2

In respect of the Company, differences can arise as dividend income is not considered taxable and certain expenses non-deductible.

Deferred taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

	June 30, 2000	June 30, 1999
	USD'000	USD'000
Deferred tax assets		
Net operating loss carry forwards	150	2,446
Compensation accruals	308	683
Accrued expenses	3,546	1,284
Other, net	498	649
	4,502	5,062
Valuation allowance	(808)	(3,737)
Total deferred tax asset	3,694	1,325
Deferred tax liabilities		
Unremitted earnings	150	1,000
Other net	106	268
Total deferred tax liabilities	256	1,268
Net deferred tax assets	3,438	57

The valuation allowance decreased by USD 2,929,000 and increased by USD 1,526,000 during the years ended June 30, 2000 and 1999, respectively. Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of June 30, 2000, the Company's subsidiary in the United Kingdom had an operating loss carryforward of approximately USD 500,000, which has no expiration date. Utilization of the Company's loss carryforwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating loss carryforwards before utilization.

Employee information

	2000	1999
	USD'000	USD'000
Wages and salaries	37,631	27,133
Social security costs	1,465	1,860
Pension costs	1,258	966
	40,354	29,959

The average number of personnel employed during the year was 426 and 331 for 2000 and 1999 respectively.

BALANCE SHEET
June 30, 2000
(After proposed appropriation of net profit)

A s s e t s

	June 30, 2000		June 30, 1999	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Tangible fixed assets	871		1,007	
Financial fixed assets				
• Investments in subsidiaries	12,136		14,074	
• Other investments	101		101	
Total fixed assets		13,108		15,182
Current assets				
Stockholder notes receivable	2,408		470	
Intercompany loan receivables	5,655		952	
Receivable from affiliated companies	–		6,631	
Other debtors	77		1,465	
Cash	4,723		2,496	
Total current assets		12,863		12,014
Total assets		25,971		27,196

See accompanying notes.

Stockholders' equity and liabilities

	June 30, 2000		June 30, 1999	
	USD'000	USD'000	USD'000	USD'000
Stockholders' equity				
Share capital	710		716	
Translation reserve	127		58	
Share premium	11,991		14,742	
Issued warrants	108		–	
Retained earnings	4,338		5,521	
Total stockholders' equity		17,274		21,037
Provisions for liabilities and charges		150		1,001
Long term liabilities				
Loans from group companies		109		991
Current liabilities				
Payable to affiliated companies	226		1,463	
Taxes payable	667		120	
Accrued expenses	7,545		2,584	
Total current liabilities		8,438		4,167
Total stockholders' equity and liabilities		25,971		27,196

PROFIT AND LOSS ACCOUNT
Year ended June 30, 2000

	2000	1999
	USD'000	USD'000
Inter-company income and expense		
Inter-company interest income, net	31	–
Management fee income	7,336	–
Other	1,282	–
	8,649	–
Other expenses		
General and administrative	(7,706)	(6,759)
Other expense	(711)	(255)
	(8,417)	(7,014)
Financial income and expense		
Dividends from subsidiaries	14,332	6,748
Charged out expense	–	7,072
Interest income on loans, net	–	36
Bank and other interest	443	144
	14,775	14,000
Net profit before taxation	15,007	6,986
Corporate tax	(925)	(1,158)
Net profit	14,082	5,828

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
June 30, 2000

Significant accounting policies

The accounting policies are the same as those described in Notes to Consolidated Financial Statements. Investments in subsidiary companies are stated at cost in the Company's financial statements, less any applicable provisions. Provision is only made against investments when management considers there is a permanent diminution in the value of the investments.
Certain reclassifications have been made to the prior year comparative figures to comply with the current year's presentation.

Tangible fixed assets

Movements in computer equipment during the year comprise of the following:

	USD'000
Cost	
Opening balance	1,264
Additions	160
Closing balance	1,424
Accumulated depreciation	
Opening balance	257
Charge for the year	296
Closing balance	553
Net book value at June 30, 2000	871
Net book value at June 30, 1999	1,007

Tangible fixed assets is comprised of computer equipment at June 30, 2000 and 1999.

Financial fixed assets

Movements in investments during the year comprise of the following:

	Subsidiaries	Other investments	Total
	USD'000	USD'000	USD'000
Opening balance	14,074	101	14,175
Additions	1,385	–	1,385
Disposals	(3,323)	–	(3,323)
Closing balance	12,136	101	12,237

The disposals relate to the demerger of certain parts of the Company's business.

Stockholders' equity

	Share capital	Translation reserve	Share premium	Issued warrants	Retained earnings	Total equity
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Opening balance	716	58	14,742	–	5,521	21,037
Shares issued	63	–	1,641	–	–	1,704
Net profit before dividends–	–	–		–	14,082	14,082
Translation adjustments	(69)	69	–		–	–
Dividends payable	–	–	–		(586)	(586)
Warrants issued	–	–	–	108	–	108
Movement in connection with demerger	–	–	(4,915)		(12,960)	(17,875)
Repurchased Spin-off shares	–	–	–	–	(1,196)	(1,196)
Adjustment Series A	–	–	523	–	(523)	–
Closing balance	710	127	11,991	108	4,338	17,274

The issued share capital at June 30, 2000 comprised 11,946,436 shares of Series B Common Stock 1,120,020 shares of Series A Redeemable Convertible Preferred Stock, and 597,600 shares of Series B Convertible Preferred Stock. (1999: 11,229,827, 1,120,000, and 597,600 shares, respectively). All classes of stock had a par value of NLG .12 (USD .05) at June 30, 2000.

Due to the Spin-off, in accordance with the Dutch legal situation, 30% of the total share premium as per June 30, 2000 has been spun off to the discontinued operations.

Share premium is considered to be denominated in U.S. dollars.

The Company's three classes of common stock have similar features and privileges. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

Preferred Stock

Series A

During the year ended June 30, 1997, the Company issued 1,120,020 shares of Series A redeemable convertible preferred stock for net proceeds of USD 5,246,000. Subject to certain anti-dilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ('Qualified IPO'). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed USD 17.5 million and the price per share is at least three times the Series A original issuance price (or USD 11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the original issue price. Dividends totaling USD 586,000 and USD 542,000 and were accrued in the years ended June 30, 2000 and 1999, respectively.

These dividends were unpaid as of June 30, 2000 and are included in accrued liabilities in the consolidated balance sheets. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2000, to redeem their shares with the Company for the price paid plus any accrued dividends.

The portion of dividend payable due to the redemption amounts relating to the Discontinued Operations of $572,000 is included in the net assets of discontinued operations.

Series B

During the year ended June 30, 1998, the Company issued 597,600 shares of Series B convertible preferred stock for net proceeds of USD 5,861,000. Subject to certain antidilution provisions, each share of Series B preferred stock is convertible into one share of Series C common stock. Preferred shares automatically convert into common stock upon a Qualified IPO.

At June 30, 2000, aggregate liquidation preferences were USD 5,124,000 and USD 4,183,200 for the Series A and Series B preferred stock, respectively. These amounts have been adjusted to reflect the Spin-off. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

Due to the Spin-off 30% of the share premium of the Series B stock is considered to be spun off.

Warrants

In connection with the issuance of Series A preferred stock, the Company issued warrants to purchase 750,400 shares of Series B common stock at an exercise price of USD 3.75 per share. The warrants expire in October 2001 through February 2002.

During the year ended June 30, 2000, the Company issued warrants to purchase 25,000 shares of Series B common stock at an exercise price of USD 4.20 per share. The fair value of the warrants was estimated to be USD 107,500 using the Black-Scholes pricing model. The fair value of the warrants was recorded as general and administrative expense with an accompanying increase in common stock. The warrants are exercisable immediately and expire in August 2007.

Put Option

During the year ended June 30, 2000, the Company granted to its former Chief Executive Officer, a put option with respect to the exercise of 639,380 common shares, that expires on June 30, 2001. If exercised, the former Chief Executive Officer will receive USD 1.9 million, net of stockholder and tax loans. In connection with this put option, the Company recorded compensation expense of USD 2.8 million for the year ended June 30, 2000, which was recorded as general and administrative expense in the accompanying statement of income, with an accompanying increase in accruals in the Company's financial statements.

Repurchase of shares

Due to the put option granted, in combination with the Spin-off, the put option related to the shares in the spun off companies has been exercised. The Company has distributed the repurchased shares in the spun off companies to these companies.

Shares Reserved for Future Issuance

At June 30, 2000, the Company has reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 10,572,116 shares of Series B common stock for future issuance, including 775,400 shares reserved for exercise of warrants and 9,796,716 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

Provisions

This comprises provisions for withholding taxes on unremitted earnings of subsidiaries. The provisions are substantially long-term in nature.

Income taxes

The Company's effective tax rate can differ from the standard rate as certain income is considered exempt from taxation and certain expenses nor deductible.

Employee information

	2000	1999
	USD'000	USD'000
Wages and salaries	3,450	3,704
Social security costs	134	179
Pension costs	115	66
	3,699	3,949

The average number of personnel employed by the Company during 2000 and 1999 was 24 and 28, respectively.

Remuneration of the managing directors

Remuneration (including pension costs) of current and former Managing Directors amounted to USD 412,577 and USD 436,000 for the years ended June 30, 2000 and 1999, respectively.

Guarantees

The Company made no third party guarantees during the year ended June 30, 2000. The Company has, or will, in accordance with Article 403, guaranteed the debts of its Dutch subsidiaries. Separate publication of the respective company's financial statements is therefore not required.

Subsidiaries

Most significant subsidiaries	Location	% Ownership
• Computer Applications International B.V. (in liquidation)	The Netherlands	100%
• SPL WorldGroup Software Inc.	Switzerland	100%
• SPL WorldGroup Inc.	USA	100%
• SPL WorldGroup Ltd.	United Kingdom	100%
• SPL WorldGroup (UK) Ltd.	United Kingdom	100%
• SPL WorldGroup Philippines, Inc.	Philippines	100%
• SPL WorldGroup Ltda	Brazil	100%
• SPL WorldGroup (China) Ltd (in liquidation)	Hong Kong	100%
• WorldGroup Systems Support, Inc.	USA	100%
• SPL WorldGroup Software, Inc.	USA	100%
• SPL Worldgroup 2000 Ltd	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%

* * * * *

SPL WORLDGROUP B.V., AMSTERDAM

Board of Director's

C.D. Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

SPL WORLDGROUP B.V., AMSTERDAM

Board of Director's

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Board of Director's

C.D. Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

SPL WORLDGROUP B.V., AMSTERDAM

Board of Director's

C.D. Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

SPL WORLDGROUP B.V., AMSTERDAM

Board of Director's

CD Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

SPL WORLDGROUP B.V., AMSTERDAM

2 of 2

Board of Director's

C.D. Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

Board of Director's

C.D. Hobbs

Alicia Rotbard

Lewis Folb

Daniel L. Eilers

Stanley J. Meresman

Trevor Winer

Moshe Mor

OTHER INFORMATION

Appropriation of net profit

According to Article 24 of the Company's articles of association, the annual meeting of stockholders determines the appropriation of the Company's net profit for the year.

The Managing Directors propose that the net profit after the preferred stock dividends for the year be added to retained earnings and the balance carried forward pending a decision of the stockholders in the general meeting. This proposal has been included in the financial statements.

Subsequent event

Subsequent to June 30, 2001, the Company changed its year end to December 31, resulting in a eighteen month financial statement period from July 1, 2001 to December 31, 2002.

AUDITORS' REPORT

Introduction
We have audited the financial statements of SPL WorldGroup B.V. for the year ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Company as of June 30, 2000 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 3, 2003

Ernst & Young Accountants

Ernst & Young Accountants